Exhibit 5

AGREEMENT OF LIMITED PARTNERSHIP

OF

KMC Partners, L.P.

Dated: November 5, 1999

TABLE OF CONTENTS

ARTICLE I.	FORMATION, NAME, PURPOSE AND TERM	1
1.1.	Formation, Name and Office	1
1.2.	Purposes	2
1.3.	Term	2

ARTICLE II.	CAPITAL CONTRIBUTIONS	2
2.1.	Capital Contributions	2
2.2.	Additional Capital Contributions	2
2.3.	Capital Accounts	3

ARTICLE III.	PROFITS, LOSSES AND DISTRIBUTIONS	4
3.1.	Profits and Losses	4
3.2.	Allocation of Gain or Loss Upon Dissolution and Termination of the Partnership	5
3.3.	Allocations for Tax Purposes	6
3.4.	Distributions	6
3.5.	Gross Asset Value	7

ARTICLE IV.	CONTROL AND MANAGEMENT	8
4.1.	General Partner	8
4.2.	Rights and Powers of General Partner	8
4.3.	Status of Limited Partners	10
4.4.	Admission of New Partners	10
4.5.	Reports by the General Partner	10
4.6.	Exculpation and Indemnification	10
4.7.	Other Interests	11

ARTICLE V.	LOANS BY PARTNERS	11
5.1.	Optional Loans	11
5.2.	Repayment of Loans	11
5.3.	Interest	11
5.4.	Exculpation	11

ARTICLE VI.	DISSOLUTION AND TERMINATION	12
6.1.	Events of Termination	12
6.2.	Death, Incapacity, Withdrawal, Dissolution, Liquidation, Bankruptcy or Insolvency of a General Partner	12
6.3.	Death, Incapacity, or Withdrawal of a Limited Partner	13
6.4.	Winding Up	14
6.5.	Distributions Upon Winding Up	14
6.6.	Statements on Winding Up	14
6.7.	Winding Up – Distributions of Property Other Than Cash	14

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ARTICLE VII.	TRANSFERS OF INTEREST	15
7.1.	Transfers Generally Prohibited	15
7.2.	Permitted Transfers	15
7.3.	Substitution of Transferees	15
7.4.	Right of First Refusal	15

ARTICLE VIII.	ACCOUNTING	16
8.1.	Books and Records	16
8.2.	Fiscal Year	17
8.3.	Reports	17
8.4.	Bank Accounts	17
8.5.	Accounting Decisions; Tax Matters Partner	17
8.6.	Adjustment of Basis of Partnership Property	17

ARTICLE IX.	GENERAL PROVISIONS	17
9.1.	Power of Attorney	17
9.2.	Amendments	18
9.3.	No Partition	18
9.4.	Minors and lncompetents	18
9.5.	Inspection	18
9.6.	Integration	18
9.7.	Notices	18
9.8.	Benefits and Obligations	19
9.9.	Severability	19
9.10.	Gender	19
9.11.	Applicable Law	19
9.12.	Counterparts	19
9.13.	Additional and Successor Partners	19
9.14.	Headings	19

- iii -

AGREEMENT OF LIMITED PARTNERSHIP

OF

KMC Partners, L.P.

AGREEMENT OF LIMITED PARTNERSHIP OF KMC Partners, L.P. (the “Agreement”), dated November 5, 1999, between KMC Partners, LLC, as general partner (the “General Partner”), and the persons set forth in Schedule A, annexed hereto, as limited partners (the “Limited Partners”; the General Partner and the Limited Partners hereinafter sometimes referred to, individually, as a “Partner” and, collectively, as the “Partners”).

WITNESSETH:

WHEREAS, the parties hereto have agreed to form a Delaware limited partnership for the following purposes (i) consolidating the investments of KENNETH D. COLE and his descendants; (ii) making available to such descendants investment opportunities that may otherwise not be available to them on an individual basis; and (iii) providing such descendants with professional investment advice; and

WHEREAS, for the foregoing reasons, the parties hereto wish to enter into this Agreement to set forth the purposes and the terms and conditions thereof;

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I.

FORMATION, NAME, PURPOSE AND TERM

1.1. Formation, Name and Office.

(a) The Partners hereby form a limited partnership (the “Partnership”) pursuant to the provisions of the Delaware Revised Limited Partnership Act (the “Delaware Act”) to be conducted under the name of “KMC Partners, L.P.” or such other name as the General Partner, in its sole discretion, may from time to time determine. The General Partner shall cause the due filing of a certificate of limited partnership of the Partnership in the Office of the Secretary of State of Delaware and shall cause to be made all filings necessary or appropriate with state or local authorities in all jurisdictions and localities in which the Partnership does business and, from time to time, shall cause all filings with appropriate governmental authorities to be made which are necessary to preserve the existence and to conduct the business of the Partnership as a limited partnership under the laws of the State of Delaware and any other jurisdiction in which the Partnership shall carry on its business; provided, however, that the General Partner may rely on advice of counsel in determining what actions are necessary to be taken by them pursuant to this Section 1.1.

(b) A Partner’s interest in the Partnership shall be personal property for all purposes. All property owned by the Partnership shall be deemed owned by the Partnership as an entity, and no Partner, individually, shall have any ownership in such property.

(c) The principal office of the Partnership shall be 152 West 57th Street, New York, NY 100019, or at such other place as the General Partner may from time to time determine. The registered office of the Partnership in the State of Delaware shall be c/o National Corporate Center Research, Ltd., 9 East Loockerman Street, Dover, Delaware, 19901. The name and address of the registered agent of the Partnership in the State of Delaware upon whom process may be served is c/o National Corporate Research, Ltd., at the aforesaid address.

1.2. Purposes. The Partnership has been organized (a) to engage in all aspects of capital investment and management, directly or through partnerships, including investment in securities and real estate related assets; (b) to conduct such other activities as are necessary or incidental to the foregoing purposes; and (c) to engage in any other activities permitted under applicable law.

1.3. Term. The term of the Partnership shall commence on the date of the filing of the certificate of limited partnership of the Partnership in the Office of the Secretary of State of Delaware and shall continue until December 31, 2050, unless sooner terminated as hereinafter provided.

ARTICLE II.

CAPITAL CONTRIBUTIONS

2.1. Capital Contributions.

(a) Each Partner has contributed to the capital of the Partnership cash or other property in the amounts (or in the case of property, having the agreed values) set forth opposite his name in Schedule A attached hereto and made a part hereof.

(b) No Limited Partner shall be liable for any of the debts of the Partnership, or be required to contribute any additional capital to the Partnership except as provided herein. No Partner shall have any personal liability for the repayment of the capital contributions of any other Partner, nor shall any Partner have any priority over any other Partner with respect to the return of capital contributions except as otherwise provided in this Agreement.

(c) Except as specifically provided in Section 2.2 or as may be required by the Delaware Act, no Partner shall be required to make any additional capital contributions to the Partnership.

2.2. Additional Capital Contributions.

(a) In the General Partner’s sole discretion, the Partners may contribute additional funds to the Partnership (in excess of those amounts described in Section 2.l(a)) to be used for Partnership purposes, in such amounts and at such times, as shall be determined by the General Partner.

(b) The General Partner shall be authorized, at any time and from time to time, to accept additional contributions to the capital of the Partnership from any one or more of the Partners or from a new Partner or Partners admitted pursuant to Section 4.4 hereof, at such times and in such amount or amounts, and in property or cash, as the General Partner shall determine, in its sole discretion. The General Partner shall not be obligated to accept a contribution or contributions from any Partner or Partners for any reason.

(c) Each Partner’s “Percentage Interest” initially shall be as set forth on Schedule A attached hereto, and subsequently shall be redetermined on each date that the Gross Asset Value of the Partnership’s assets is adjusted in accordance with Section 3.5. Subject to Section 3.1(d) hereof, a Partner’s Percentage Interest on each such date shall be determined by dividing the amount of such Partner’s Capital Account on such date by the aggregate Capital Accounts of all Partners on such date. The sum of the Percentage Interests of all of the Partners on a particular date shall equal 100 percent.

(d) The General Partner shall be authorized to amend this Agreement and Schedule A from time to time to reflect the admission of new Partners, complete or partial redemptions, additional capital contributions, returns of capital contributions, adjustments in Percentage Interests and other changes made in accordance with this Agreement.

2.3. Capital Accounts.

(a) A capital account (“Capital Account”) shall be established for each Partner on the books of the Partnership. There shall be credited to each Partner’s Capital Account (i) the Gross Asset Value of the capital contributions made by him to the Partnership (net of liabilities secured by any contributed property that the Partnership is considered to assume or take subject to) and (ii) his share of profits of the Partnership. There shall be charged against each Partner’s Capital Account the Gross Asset Value of all distributions made by the Partnership (net of liabilities secured by any distributed property that the Partner is considered to assume or take subject to) to the Partner and his share of any losses of the Partnership.

(b) No Partner shall have the right to withdraw any part or all of his Capital Account, or receive any distribution, or receive the fair value of his interest, except in accordance with the provisions of this Agreement or as determined by the General Partner. No Partner shall be entitled to demand and receive property other than cash in return for his capital contributions to the Partnership.

(c) No interest shall be paid on any capital contributed to the Partnership, and no Limited Partner with a negative balance in his Capital Account shall have any obligation to restore such balance to zero.

ARTICLE III.

PROFITS, LOSSES AND DISTRIBUTIONS

3.1. Profits and Losses.

(a) The profits and losses of the Partnership shall be determined each year in accordance with the accounting methods followed by the Partnership for federal income tax purposes; provided however, that:

(i) in the event that the Gross Asset Value of any Partnership asset is adjusted pursuant to Section 3.5(b) or Section 3.5(c) hereof, the amount of such adjustment shall be taken into account as a gain or loss from the disposition of such asset for purposes of computing profits or losses, based on the Percentage Interests of the Partners as of the time that the Gross Asset Value of such asset was adjusted;

(ii) profits or losses resulting from any disposition of property with respect to which profit or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(iii) depreciation shall be taken into account, for purposes of computing profits and losses, in accordance with Section 1.704-1(b)(2)(iv)(g)(3) of the Treasury Regulations (“Regulations”) promulgated pursuant to the Internal Revenue Code of 1986, as amended (the “Code”); and

(iv) to the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or Section 743(b) of the Code is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) to be taken into account in determining Capital Accounts as a result of a distribution, the amount of such adjustment shall be treated as an item of gain or loss from the disposition of the asset and shall be taken into account for purposes of computing profits or losses based upon the Percentage Interests of the Partners at the time of adjustment and shall be specially allocated to the extent required by such section of the regulations.

Subject to Sections 3.1(a)(iv), 3.1(b), 3.1(c), 3.1(d) and 3.2, profits and losses shall be allocated among the Partners and credited or charged, as the case may be, to their Capital Accounts in the proportions of their respective Percentage Interests. Such allocations shall be appropriately adjusted to reflect any changes in a Partner’s Percentage Interest during the year.

(b) Notwithstanding any other provision of this Agreement to the contrary, to the extent required by Code Section 704(b) and the Regulations promulgated thereunder, (i) any “nonrecourse deductions”, as defined in Regulations Section 1.704-2(b)(1), of the Partnership and of the Partners shall be allocated among the Partners in a manner which complies with the requirements of that provision and of Regulations Sections 1.704-2(e) and 1.704-2(i); (ii) any items of income and gain of the Partnership shall be allocated in a manner which constitutes a “minimum gain chargeback”, as described in Regulations Section 1.704-2(b)(2) and which complies with the requirements of that provision and of Regulations Section 1.704-2(i)(4); and (iii) items of income and gain of the Partnership shall be allocated in a manner which constitutes a “qualified income offset” pursuant to Regulations Section 1.704-1(b)(2)(ii)(d)(3). Allocations of all Partnership items shall be made in accordance with the ordering rules set forth in Regulations Section 1.704-2(j).

(c) Limitations on Loss Allocation. Notwithstanding the provisions of Sections 3.1(a), 3.1(b), 3.l(d) and 3.2(b) of this Agreement, in no event shall cumulative allocations of Partnership losses or deductions be allocated to a Limited Partner if such allocation would result in such Limited Partner having a qualified income offset amount. Any allocation to a Limited Partner which is prevented by the operation of the preceding sentence shall be reallocated in accordance with Sections 3.1(a) and 3.1(b), and subject to this Section 3.1(c).

(d) Curative Allocations. If any profits or losses (including gross income) are allocated to a Partner pursuant to Section 3.1(b) or 3.1(c) of this Agreement, then, prior to any allocation pursuant to Section 3.1(a) and subject to Sections 3.1(a), 3.1(b) and 3.1(c), to the extent necessary, profits or losses (including gross income) for subsequent periods shall be allocated to the Partners in a manner designed to result in each Partner having a Capital Account balance equal to what it would have been had such allocation of profits or losses (including gross income) not occurred. The General Partner shall, on a temporary basis, equitably adjust the Percentage Interests of the Partners (i) to the extent necessary so that such subsequent allocations of profits or losses (including gross income) result in such restoration of the Capital Accounts of the Partners to the amounts they would have been had such allocations of profits or losses (including gross income) pursuant to Section 3.1(b) or 3.1(c) not occurred and (ii) at any other time when one or more Partners have a Capital Account less than or equal to zero. It is the intention of the Partners that each Partner’s Percentage Interest in the Partnership reflect the relative capital contributions made by that Partner.

3.2. Allocation of Gain or Loss Upon Dissolution and Termination of the Partnership. Subject to Sections 3.1(b), 3.l(c) and 3.1(d) hereof, any profits or losses of the Partnership as determined for federal income tax purposes in connection with a dissolution and termination of the Partnership shall be allocated among the Partners, and credited or charged, as the case may be, to their Capital Accounts as follows:

(a) Such profits shall be allocated (i) first to eliminate the negative Capital Account balances, if any, of any Partners on a pro rata basis, and (ii) then, to the Partners so that their respective aggregate Capital Account balances are proportionate to their respective Percentage Interests; or

(b) Such losses shall be allocated (i) first to eliminate the positive Capital Account balances, if any, of any Partners, on a pro rata basis, and (ii) then, to the Partners, pro rata, in accordance with their respective Percentage Interests.

3.3. Allocations for Tax Purposes.

(a) For each fiscal year, items of income, deduction, gain, loss or credit shall be allocated for income tax purposes among the Partners in such a manner as to reflect equitably amounts credited or debited to each Partner’s Capital Account for the current and prior fiscal years (or relevant portions thereof). Allocations under this Section 3.3 shall be made pursuant to the principles of Code Section 704(c), and in conformity with Regulations Sections 1.704- l(b)(2)(iv)(f), 1.704-l(b)(4)(i) and 1.704-3(e) promulgated thereunder, or the successor provisions to such Section and Regulations.

(b) If the Partnership realizes capital gains (including short-term gain) for Federal income tax purposes (“gains”) for any fiscal year during or as of the end of which one or mere Positive Basis Partners (as hereinafter defined) withdraw from the Partnership pursuant to Article VI, the General Partner may elect to allocate such gains as follows: (i) to allocate such gains among such Positive Basis Partners, pro rata in proportion to the respective Positive Basis (as hereinafter defined) of each such Positive Basis Partner, until either the full amount of such gains shall have been so allocated or the Positive Basis of each such Positive Basis Partner shall have been eliminated, and (ii) to allocate any gains not so allocated to Positive Basis Partners to the other Partners in such manner as shall reflect equitably the amounts credited to such Partners’ Capital Accounts pursuant to Sec. 3.1.

As used herein, (i) the term “Positive Basis’’ shall mean, with respect to any Partner and as of any time of calculation, the amount by which his interest in the Partnership as of such time exceeds his “adjusted tax basis”, for Federal income tax purposes, in his interest in the Partnership as of such time (determined without regard to any adjustments made to such “adjusted tax basis” by reason of any transfer or assignment of such interest, including by reason of death), and (ii) the term “Positive Basis Partner’’ shall mean any Partner who withdraws from the Partnership and who has Positive Basis as of the effective date of his withdrawal, but such Partner shall cease to be a Positive Basis Partner at such time as he shall have received allocations pursuant to clause (i) of the preceding paragraph equal to his Positive Basis as of the effective date of his withdrawal.

(c) Notwithstanding any provisions of this Section 3.3 to the contrary, if a Partner (the “Donor”) makes a gift of Limited Partnership interests, the items of income, deduction, gain, loss or credit for income tax purposes otherwise allocable to such gifted interests shall be allocated to the Donor to the extent required by Section 704(e) of the Code and the Regulations promulgated thereunder.

3.4. Distributions.

(a) The General Partner may make distributions of Partnership funds and cash receipts from time to time as it, in its sole discretion, shall determine. Except as provided in Sections 3.4(b), 3.4(c) and 6.5, all such distributions, if any, shall be distributed to the Partners, pro rata, in accordance with their respective Percentage Interests. Except as provided in Section 6.3, the General Partner shall not be required to make any distributions of cash receipts of any kind, but shall have the right, in its sole discretion, to invest and reinvest such cash receipts.

(b) Notwithstanding the foregoing, at the request of a Partner, the General Partner may, in its absolute discretion, distribute to such Partner not more frequently than quarterly an amount which, in the reasonable discretion of the General Partner, will be sufficient to pay such Partner’s assumed federal, state and local income tax liability (collectively, the “Taxes”) on the taxable income and gain of the Partnership allocated or to be allocated to such Partner for such quarter based on an assumed rate for Taxes that would be payable by such Partner assuming such Partner was taxed at the combined effective tax rate in the applicable taxing jurisdictions applicable to such Partner.

(c) Upon termination of the Partnership, the assets of the Partnership shall be used, applied and distributed as provided in Section 6.5 of this Agreement.

(d) Notwithstanding any provision of this Agreement to the contrary, the General Partner shall withhold and pay over to the Internal Revenue Service, pursuant to Sections 1441, 1442, 1445 or 1446 of the Code, or any successor provisions, at such times as required by such Sections, such amounts as the Partnership is required to withhold under such Sections, as from time to time are in effect. To the extent that a foreign Limited Partner claims to be entitled to a reduced rate of, or exemption from, U.S. withholding tax pursuant to an applicable income tax treaty, or otherwise, the foreign Limited Partner shall furnish the General Partner with such information and forms as such foreign Limited Partner may be required to complete where necessary to comply with any and all laws and regulations governing the obligations of withholding tax agents. Each foreign Limited Partner represents and warrants that any such information and forms furnished by such foreign Limited Partner shall be true and accurate and agrees to indemnify the Partnership and each of the Partners from any and all damages, costs and expenses resulting from the filing of inaccurate or incomplete information or forms relating to such withholding taxes.

Any amount of withholding taxes withheld and paid over by the General Partner with respect to a foreign Limited Partner’s distributive share of the Partnership’s gross income, income or gain shall be treated as a distribution to such foreign Limited Partner and shall be charged against the Capital Account of such foreign Limited Partner.

3.5. Gross Asset Value.

“Gross Asset Value” means, with respect to any asset, the asset’s adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Partner to the Partnership shall be the gross fair market value of such asset, determined by the General Partner. In determining Gross Asset Value of Partnership assets, the General Partner shall determine the fair market value of each of the Partnership’s assets as follows: (1) with respect to Partnership assets for which market quotations are available, the market price for such assets, and (2) with respect to illiquid assets or assets for which there is no readily available market price, a value determined by the General Partner, in its reasonable discretion. The General Partner’s determination of such value shall be final and binding on the Partners;

(b) The Gross Asset Value of all Partnership assets shall be adjusted to equal their respective gross fair market values, determined in the same manner described in Section 3.5(a) for determining the value of the Partnership’s assets, as of the following times: (i) the acquisition of an additional interest in the Partnership by any new or existing Partner in exchange for more than a de minimis capital contribution; (ii) the non pro rata distribution by the Partnership to a Partner of more than a de minimis amount of Partnership property; and (iii) the liquidation of the Partnership within the meaning of Regulations Section 1.704-l(b)(2)(ii)(g) and (iv) at the General Partner’s discretion, to the extent permitted pursuant to the Regulations Promulgated under Section 704(b); provided, however, that adjustments pursuant to clauses (i) and (ii) above shall not be made if the General Partner reasonably determine that such adjustments are not necessary or appropriate to reflect the relative economic interests of the Partners;

(c) The Gross Asset Value of any Partnership asset distributed to any Partner shall be adjusted to equal the gross fair market value of such asset on the date of distribution, determined in the same manner described in Section 3.5(a) for determining the value of the Partnership’s assets; and

(d) Where appropriate, the Gross Asset Values of Partnership assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Sections 734(b) or 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-l(b)(2)(iv)(m) and Section 3.l(a)(iv) hereof.

If the Gross Asset Value of an asset has been determined or adjusted pursuant to Section 3.5(a), Section 3.5(b), or Section 3.5(d) hereof, such Gross Asset Value shall thereafter be adjusted by the depreciation (if any) taken into account with respect to such asset for purposes of computing profits and losses of the Partnership.

ARTICLE IV.

CONTROL AND MANAGEMENT

4.1. General Partner. The business of the Partnership shall be conducted by the General Partner, which shall have full, exclusive and complete discretion with respect thereto. The General Partner shall devote to the Partnership business such time as it shall, in its sole discretion, determine to be required for the welfare and success of the Partnership.

4.2. Rights and Powers of General Partner. The General Partner shall have all necessary and appropriate powers to carry out the purposes and to conduct the business and affairs of the Partnership and, except as otherwise provided by Delaware law, shall have all the rights and powers of a partner of a partnership without limited partners under Delaware law. Without limiting the generality of the foregoing and Section 4.1, the General Partner shall conduct the business and affairs of the Partnership and shall be empowered, without the consent of the other Partners, except as otherwise provided in this Agreement, to make all decisions and take all actions, and refrain from taking any action, with respect thereto, at the expense of the Partnership, including, without limitation:

(a) to enter into any partnership agreement, sharing arrangement, joint venture or other similar arrangement with any persons acceptable to the General Partner;

(b) to finance all or any Partnership activities by secured or unsecured indebtedness and, in connection therewith, pledge the revenues of the Partnership, issue evidences of indebtedness and execute and deliver mortgages, deeds of trust and other security instruments of every nature and kind as security therefor, enter into interest rate swap or exchange agreements or similar financial transactions relating to the establishment of fixed and/or adjustable interest rates on Partnership borrowings, and prepay, refinance and recast any mortgage, debt or other lien;

(c) to enter into, perform and carry out contracts and agreements of every kind, and to do such other acts and carry on such other activities, as the General Partner may deem necessary or advisable, or as may be necessary or incidental to the accomplishment of the Partnership’s purposes and the conduct of the business of the Partnership, including, without limitation, contracts and agreements with the General Partner, and persons or entities affiliated with, or related to the General Partner in any manner, which persons or entities may be controlled by the General Partner or control the General Partner;

(d) to make application for all licenses, consents, permits, approvals and the like pursuant to applicable laws with respect to the Partnership’s property and the business of the Partnership;

(e) to invest funds of the Partnership in government securities of any kind and nature whatsoever (including obligations of federal and state governments and their agencies), certificates of deposit or time or demand deposits in commercial banks, savings banks and savings and loan associations, money market instruments and funds, bankers acceptances, commercial paper, and repurchase agreements in respect of United States government securities;

(f) to pay any amounts necessary or appropriate to the maintenance or operation of any Partnership property, and to incur expenses for legal, accounting, tax and other services, and for such other things, whether similar or dissimilar, as may be deemed necessary or appropriate for carrying on the business of the Partnership;

(g) to pay, extend, renew, modify, adjust, settle, submit to arbitration, prosecute, defend or compromise, upon such terms as the General Partner may determine and upon such evidence as the General Partner may deem sufficient, any obligation, suit, liability, cause of action or claim, including taxes, either in favor of or against the Partnership;

(h) to coordinate all accounting and clerical functions of the Partnership and to engage attorneys, accountants, advisors and consultants (including, without limitation, financial and investment consultants and advisors) or other such persons as the General Partner may deem necessary or advisable;

(i) to open, maintain and close bank accounts and to draw checks and other orders for the payment of money;

(j) to acquire long positions and short positions with respect to investments; to exercise warrants held by the Partnership; to write options on Partnership investments and to open and maintain accounts, including margin accounts, with brokers;

(k) to purchase, hold, sell, exchange, transfer, mortgage, pledge and otherwise acquire and dispose of and exercise all rights, powers, privileges and other incidents of ownership or possession with respect to Partnership investments contemplated in Section 1.2 (including, without limitation, ownership interests in publicly held or privately held companies); and

(l) to carry on any other activities which, in the opinion of the General Partner, are advisable, convenient or necessary in connection with or incidental to any of the foregoing.

4.3. Status of Limited Partners. The Limited Partners, in their capacity as limited partners of the Partnership, shall not take any part whatsoever in, or have any control over, the Partnership business, nor shall they have any right or authority to act for or bind the Partnership.

4.4. Admission of New Partners.

(a) At any time and from time to time, the General Partner, in its sole discretion, may admit additional Limited Partners to the Partnership. Any such additional Limited Partner upon his admission to the Partnership shall make a capital contribution to the Partnership in such amount, and in property or cash, as the General Partner shall determine and shall receive a Percentage Interest (and the other Partner’s Percentage Interests shall be adjusted) in accordance with Section 2.2(c). Each additional Limited Partner shall execute an instrument in form and substance satisfactory to the General Partner accepting and adopting the provisions of this Agreement. Substitute Limited Partners may be admitted by the General Partner in accordance with Article VII.

(b) No additional or substitute General Partner may be admitted to the Partnership except as provided in Article VI.

4.5. Reports by the General Partner. Except as provided in Article VIII, and except as otherwise mandated by applicable law, the General Partner shall have no obligation to keep the other Partners informed with respect to the activities of the Partnership or the status of any investment of the Partnership.

4.6. Exculpation and Indemnification. Neither the General Partner nor any of its agents and employees (the “Indemnified Parties”) shall be liable to the Partnership or the other Partners for any act or omission performed or omitted by the General Partner or any such other person except if such act or omission was the result of such person’s gross negligence, willful misconduct or fraud. Each of the Indemnified Parties shall be indemnified and held harmless by the Partnership from any and all losses, expenses, claims or liabilities of any nature whatsoever incurred by such Indemnified Party (including, without limitation, reasonable attorneys’ fees and expenses) arising out of or in connection with any act or omission performed or omitted by such Indemnified Party except if such act or omission was the result of such Indemnified Party’s gross negligence, willful misconduct or fraud. The Indemnified Parties shall be entitled to rely on the advice of counsel or public accountants, or any other person or entity believed by the Indemnified Parties to be knowledgeable about the matter at issue and any act or omission of the Indemnified Parties in reliance on such advice shall in no event subject the Indemnified Parties to liability to the Partnership or any other Partner, provided that any such counsel, public accountant or other person or entity was selected with reasonable care. Furthermore, for purposes of this Section 4.6, no Indemnified Party shall be deemed to have acted in a manner constituting gross negligence, willful misconduct or fraud unless so found following a final adjudication by a court of competent jurisdiction and the exhaustion by the Indemnified Parties of any rights they may have to appeal such finding.

4.7. Other Interests. Any Partner may engage in and possess an interest in other business ventures of every nature and description, independently or with others, whether or not competitive with or in conflict with the business of the Partnership, and neither the Partnership nor the other Partners shall have any rights in and to such independent ventures or the income or profits derived therefrom.

ARTICLE V.

LOANS BY PARTNERS

5.1. Optional Loans. At the request of the General Partner, the Partners may, but shall not be obligated to, make loans or advances to the Partnership, none of which loans shall be credited to the Capital Account of the lending Partner, or entitle the lending Partner to any increase in his share of the profits or distributions of the Partnership, or subject such lending Partner to any greater proportion of the losses which the Partnership may sustain.

5.2. Repayment of Loans. All loans made under this Article V shall be repayable at such time as the General Partner, in its sole discretion, shall determine after providing for the current debts and obligations of the Partnership and such contingencies as the General Partner may determine. Payments made in respect of loans made under this Article V shall be deemed first to be repayment of interest accrued on such loans and then to be repayment of the principal amount thereof.

5.3. Interest. All loans made pursuant to this Article V shall bear interest at a rate, and shall be on such other terms, as the General Partner may determine in its reasonable discretion.

5.4. Exculpation. The Partners shall have no personal liability with respect to the repayment of any loans made pursuant to this Article V.

ARTICLE VI.

DISSOLUTION AND TERMINATION

6.1. Events of Termination.

The Partnership shall be dissolved and its affairs wound up upon the first to occur of the following (each a “Terminating Event”):

(a) the withdrawal, bankruptcy, insolvency, liquidation or dissolution (each such event sometimes hereinafter referred to as a “Terminating Event”) of the last remaining General Partner, unless within ninety (90) days of such Terminating Event, remaining Partners owning a majority of the Percentage Interests of such Partners shall elect to continue the Partnership and select, by written consent, a successor General Partner and cause the admission thereof to the Partnership; and

(b) death of the last remaining General Partner; and

(c) the expiration of the term of the Partnership.

For purposes of this Agreement, a bankruptcy of a Partner shall be deemed to occur when such Partner files a petition in bankruptcy or voluntarily takes advantage of any bankruptcy or insolvency law, or is adjudicated a bankrupt, or if a petition or answer is filed proposing the adjudication of the Partner as a bankrupt and such Partner either consents to the filing thereof or such petition or answer is not discharged or denied prior to the expiration of sixty (60) days from the date of such filing.

6.2.	Death, Incapacity, Withdrawal, Dissolution, Liquidation, Bankruptcy or Insolvency of a General Partner.

(a) Upon the occurrence of a Terminating Event at any time with respect to a General Partner (the “Withdrawing General Partner”) who is not the last remaining General Partner, the Withdrawing General Partner shall automatically cease to be a General Partner and his, her or its Partnership interest shall automatically become a limited partner interest in the Partnership, and the Partnership shall not be terminated but shall be continued by the other remaining General Partner or General Partners.

(b) Upon the admission of a General Partner (the “Successor General Partner”) to succeed to a Withdrawing General Partner, the Successor General Partner shall purchase the then interest in the Partnership of the Withdrawing General Partner at a price and upon terms as shall be acceptable to the Successor General Partner and the Withdrawing General Partner or, if they cannot agree within sixty (60) days, as shall be determined at arbitration in the County and City of New York, in accordance with the Rules of the American Arbitration Association, such determination to be binding and conclusive upon all interested persons and entities.

(c) Except as hereinbefore provided, a Withdrawing General Partner shall have no right to have his, her or its Partnership interest redeemed or purchased by the Partnership or any other Partner, or to receive the fair value of his, her or its Partnership interest.

(d) Any General Partner may voluntarily withdraw as a General Partner of the Partnership on not less than sixty (60) days’ prior written notice to the Partnership and each of the Partners. In the event of any such withdrawal, the provisions of this Section 6.2 shall govern the disposition of the interest of such Withdrawing General Partner.

(e) Any Partner whose interest is redeemed or purchased by the Partnership or any other Partner thereunder shall (or his, her or its legal representatives shall) execute and deliver such documents and instruments as may be reasonably required by the purchasing or redeeming party to effectuate the purchase or redemption. Such documents shall include, without limitation, a representation and warranty that the Partnership interest being redeemed or acquired is owned entirely by the transferring Partner free and clear of all liens, claims and encumbrances.

6.3. Death, Incapacity, or Withdrawal of a Limited Partner.

(a) In the event of the death or incapacity of a Limited Partner who is a natural person, such Limited Partner shall be deemed not to be a Limited Partner for purposes of making decisions, exercising powers and giving consents thereunder, and the executor, administrator, committee or other legal representative of the deceased or incapacitated Limited Partner shall succeed to the right of such deceased or incapacitated Limited Partner to receive allocations and distributions thereunder, and may be admitted to the Partnership as a Limited Partner in the place and stead of the deceased or incapacitated Limited Partner in accordance with Section 7.3, but shall not be deemed to be a substituted Limited Partner unless so admitted.

(b) In the event of the termination of a trust or custodianship which is a Limited Partner, such trust or custodianship shall no longer be deemed a Limited Partner for purposes of making decisions, exercising powers and giving consents hereunder, and the person or entity entitled to receive the assets of such trust or custodianship as a result of such termination shall succeed to the rights of such trust or custodianship to receive allocations and distributions hereunder, and may be admitted to the Partnership as a Limited Partner in the place and stead of such trust or custodianship in accordance with Section 7.3, but shall not be deemed to be a substituted Limited Partner unless so admitted.

(c) Upon the death of a Limited Partner, such deceased Limited Partner’s beneficial interest in the Partnership may be transferred to any one or more of the remaining Partners, the issue of such deceased Limited Partner, the issue of any remaining Partner, or a trust for the benefit of any such issue (the “Permissible Transferees”), but any such transferee shall only have the right to receive distributions and allocations with respect to such Partnership interest, unless such transferee is admitted to the Partnership by the General Partner in accordance with Article VII hereof. If the beneficial interest of a deceased Limited Partner would pass by will or operation of law to any person who is not a Permissible Transferee, such beneficial interest will be deemed canceled and such transferee shall have no economic or other interest therein. In that event, the capital account balance attributable to the canceled interest shall be reallocated to the Limited Partners pro rata based on their respective percentage interests. Notwithstanding the foregoing, if the beneficial interest of a deceased Limited Partner passes by will or operation of law to a person who is not a Permissible Transferee and the General Partner consents to the admission of such person to the Partnership in accordance with Article VII hereof, the terms of the prior two sentences shall not apply.

(d) No Limited Partner shall have the right to have his interest redeemed by the Partnership or to withdraw from the Partnership except as herein provided.

6.4. Winding Up. Upon a dissolution of the Partnership requiring the winding-up of its affairs, the General Partner shall wind up its affairs; provided, however, if there shall be no General Partner at such time, Limited Partners owning a majority of the Percentage Interests of such Partners shall designate a person or persons (who may be Partners) to wind up the Partnership’s affairs. The assets of the Partnership shall be sold within a reasonable period of time, to the extent necessary to pay or provide for the debts and liabilities of the Partnership, and may be sold to the extent deemed commercially feasible by the person or persons winding up the affairs of the Partnership, and all assets of the Partnership shall be distributed as provided in Section 6.5.

6.5. Distributions Upon Winding Up. The proceeds of any winding up shall be applied and distributed in the following order of priority to the extent that such order of priority is consistent with the laws of the State of Delaware:

(a) to the payment of the debts and liabilities of the Partnership and the expenses of dissolution and liquidation and to the setting up of any reserves which may be deemed necessary by the person winding up the affairs of the Partnership for any unforeseen liabilities or obligations of the Partnership;

(b) pro rata to the repayment of any advances or optional loans, with interest accrued thereon, if any, that may have been made by any of the Partners to the Partnership under Section 5.1;

(c) then to all of the Partners in accordance with the positive balance of their Capital Accounts (as adjusted for allocations under Section 3.2); and

(d) then to the Partners in accordance with their respective Percentage Interests.

6.6. Statements on Winding Up. Upon termination of the Partnership, a statement shall be prepared by the Partnership, which shall set forth the assets and liabilities of the Partnership as of the date of termination.

6.7. Winding Up – Distributions of Property Other Than Cash. The General Partner shall be authorized, in its sole discretion, to distribute to a Partner property other than cash. In the event that the General Partner shall determine to make such distributions in kind, for purposes only of computing the Capital Accounts of the respective Partners, such distributions shall be treated as a sale by the Partnership of the property so distributed for an amount equal to its Gross Asset Value as determined under Section 3.5(c) on the date of such distribution, and the resulting deemed gain or loss shall be allocated in accordance with Section 3.2 hereof. The Gross Asset Value used for purposes of this Section 6.7 in determining the amount of deemed gain or loss shall (after taking into account all liabilities secured by such property that the Partner is considered to assume or take subject to) be determinative of the values of such assets for purposes of determining the amounts of distributions to Partners under Section 6.5.

ARTICLE VII.

TRANSFERS OF INTEREST

7.1. Transfers Generally Prohibited. No Partner may sell, transfer, assign, or otherwise dispose of, or pledge, mortgage, hypothecate, or otherwise encumber (collectively “Transfers”) all or any part of his interest in the Partnership except as herein provided, and any attempt to transfer or encumber any interest in the Partnership in violation of this Agreement shall be void.

7.2. Permitted Transfers. No Transfers by any Limited Partner are permitted hereunder, except with the consent of the General Partner, in its sole discretion, or upon death of a Partner as provided in Section 6.3(a). No General Partner may Transfer his, her or its Partnership interest except upon a Terminating Event with respect to that General Partner in accordance with Section 6.2(a).

7.3. Substitution of Transferees. Notwithstanding any provision in this Agreement to the contrary, no transferee of all or any part of the Partnership interest of a Limited Partner shall have the right to become a substitute Limited Partner unless:

(a) his, her or its transferor (or his, her or its legal representative) has stated such intention in the instrument of Transfer;

(b) the transferee has executed and delivered an instrument satisfactory in form and substance to the General Partner accepting and adopting the terms and provisions of this Agreement; and

(c) the General Partner has consented to the substitution of the transferee as a Limited Partner, which consent shall be in its sole and absolute discretion.

7.4. Right of First Refusal. In the event that any partner (hereinafter referred to as the “Selling Partner”) shall receive a bona fide offer to purchase all or part of his, her or its interest in the Partnership (the “Offered Interest”) which the Selling Partner desires to accept, the Selling Partner shall promptly give written notice thereof to the other Partners (which notices shall be given on the same day), which notice shall contain the name and address of the proposed purchaser and (if such proposed purchaser is not an individual) of the ultimate beneficial owner or owners of the proposed purchaser and all material terms and conditions of the offer, including true and correct copies of any written offer and other relevant correspondence. The notice shall be accompanied by an offer by the Selling Partner to sell the Offered Interest to the notified Partners pursuant to the offer tendered by the proposed purchaser. The Selling Partner shall promptly provide such additional information to the notified Partners with respect to the identity of the proposed purchaser, its financial standing, and such other information as may reasonably be requested by the notified Partners.

The Partners receiving such offer shall have the right, exercisable by delivery of notice in writing to the Selling Partner within sixty (60) days after receipt of such notice and offer, to elect to purchase the Offered Interest at the price and upon the same terms and conditions contained in the offer tendered by the proposed purchaser. In the event that two or more Partners elect to exercise their respective rights to purchase, then the Selling Partner shall sell the Offered Interest to all such Partners on a pro rata basis, with each such Partner purchasing that portion of the Offered Interest which bears the same ratio to the Offered Interest as such Partner’s Percentage Interest bears to the sum of the Percentage Interests of all Partners electing to exercise such rights to purchase.

To the extent that all of the other Partners shall fail to exercise their respective rights to purchase the Offered Interest within the time and in the manner hereinbefore provided, the Selling Partner shall be free to complete the sale of the unpurchased portion of the Offered Interest to the proposed purchaser upon the terms and conditions contained in the offer submitted to the other Partners, within ninety (90) days after the expiration of the initial sixty (60) day period. If the sale is concluded with the proposed purchaser, the proposed purchaser shall be bound by all of the terms and conditions of this Agreement with the same force and effect as if the proposed purchaser had been a signatory and an original party to this Agreement. The proposed purchaser shall, by written instrument delivered to the other Partners, expressly assume the obligations of the Selling Partner that are attributable to the Offered Interest, except those obligations which are not enforceable personally against the Selling Partner but only by foreclosure of a lien or encumbrance on the property or assets of the Partnership.

In the event of any change in the identity of the proposed purchaser or in the price, terms or conditions of the offer, or in the event that the sale to the proposed purchaser is not completed in the manner and within the time hereinabove provided, the Selling Partner may not sell or otherwise alienate his interest to anyone unless and until a new offering notice shall be given by the Selling Partner to the other Partners, in accordance with the procedure hereinabove provided in this Section 7.4. Notwithstanding any provision of this Section 7.4 to the contrary, a proposed purchaser shall only be admitted as a member of the Partnership pursuant to the provisions of Section 7.3 hereof.

ARTICLE VIII.

ACCOUNTING

8.1. Books and Records. The Partnership shall maintain true and correct books and records in accordance with the method of accounting used by the Partnership for federal income tax purposes, showing all costs, expenditures, revenues, receipts, assets and liabilities, and profits and losses (as determined under Section 3.1 of this Agreement) and all other records necessary, convenient or incidental to recording the Partnership’s business and affairs and sufficient to record the allocation of profits, losses and distributions as provided for herein.

8.2. Fiscal Year. Unless otherwise required, the fiscal year of the Partnership shall be the calendar year.

8.3. Reports. As soon as practicable after the close of each calendar year, the Partnership shall cause to be prepared and mailed to each Partner a report setting forth in sufficient detail all such information and data as shall enable such Partner to prepare his state and federal income tax returns in accordance with the laws, rules and regulations then prevailing. The Partnership shall also cause to be prepared and filed all federal, state and local tax returns required of the Partnership.

8.4. Bank Accounts. Any bank accounts maintained by the General Partner with respect to Partnership funds shall be in the name of the Partnership in such banks as are determined by the General Partner. Withdrawals from said banks shall be made on signature of the General Partner if there is only one General Partner, or of only one General Partner if there is more than one General Partner, and such other person or persons as shall be authorized by the General Partner, and there shall be no commingling of the monies and funds of the Partnership with monies and funds of any other entity.

8.5. Accounting Decisions; Tax Matters Partner. All decisions as to accounting principles and tax elections shall be made by the General Partner. The General Partner shall be the Tax Matters Partner of the Partnership for purposes of Section 6231(a)(7) of the Code.

8.6. Adjustment of Basis of Partnership Property. In the event of a distribution of Partnership property to a Partner or an assignment or other transfer (including by reason of death) of all or part of the interest of a Partner in the Partnership, at the request of a Partner, the General Partner, in its sole discretion, may cause the Partnership to elect, pursuant to Code Section 754, or the corresponding provision of subsequent law, to adjust the basis of the Partnership property as provided by Code Sections 734 and 743.

ARTICLE IX.

GENERAL PROVISIONS

9.1. Power of Attorney. Each Partner hereby makes, constitutes and appoints the Managing Member of KMC Partners, LLC, and each successor General Partner appointed hereunder, as long as such Partner is acting in his, her or its capacity as the General Partner, his true and lawful attorney, in his name, place and stead, to make, execute, sign, acknowledge and file with respect to the Partnership:

(a) a certificate of limited partnership and any amendments thereto as may be required by law or as may be otherwise necessary or desirable in the sole discretion of the General Partner;

(b) any amendments to this Agreement pursuant to Section 2.2(d) or 9.2;

(c) all assumed or fictitious name certificates and amendments thereto and all such other documents as may be required by law or as may be otherwise necessary or desirable in the sole discretion of the General Partner;

(d) all papers which may be deemed necessary or desirable by such attorney to effect the dissolution and liquidation of the Partnership in accordance with the provisions of this Agreement; and

(e) such other instruments, documents and certificates as may from time to time be required by the laws of the United States, the State of Delaware or any other jurisdiction in which the Partnership shall determine to do business, or any political subdivision or agency thereof, to effectuate, implement, continue and defend the valid and subsisting existence of the Partnership.

This power of attorney shall be irrevocable and deemed to be coupled with an interest and shall survive the bankruptcy, insolvency, death, incompetency or dissolution of a Partner and the Transfer of all or part of a Partner’s interest in the Partnership.

9.2. Amendments. This Agreement may only be amended by a written instrument executed by or on behalf of the General Partner.

9.3. No Partition. The Partners hereby waive any right of partition they may have with respect to any assets of the Partnership, now existing or hereafter acquired.

9.4. Minors and lncompetents. In the event that any Partner is a minor or becomes incompetent, the General Partner may pay any distributions in respect of such Partner’s Partnership interest to such Partner’s parent, legal guardian, custodian, conservator, adult guardian or other legal representative and permit such parent, legal guardian, custodian, conservator, adult guardian or other legal representative to give any consents or approvals permitted hereunder on behalf of such minor or incompetent Partner.

9.5. Inspection. Each Partner or his authorized representative may examine any of the books, records and properties of the Partnership during normal business hours upon reasonable notice.

9.6. Integration. This Agreement is the entire agreement among the parties with respect to the subject matter hereof.

9.7. Notices. All notices, demands, offers or other communications required or permitted by this Agreement (other than pursuant to Article VIII) shall be in writing and shall be sent by prepaid registered or certified mail, return receipt requested, or by hand delivery, and addressed to the Partnership at its address as set forth above, and to the Partner at its respective addresses set forth in Schedule A hereto or to such other address as shall, from time to time, be supplied by any party to the others by like notice, and shall be deemed given upon the date the return receipt is signed on behalf of the receiving party or, if hand delivered, upon delivery. All matters under Article VIII shall be sent by regular U.S. Mail to the aforesaid addresses.

9.8. Benefits and Obligations. The covenants and agreements herein contained shall inure to the benefit of (subject to Article VII), and be binding upon, the parties hereto and their respective successors and assigns. This Agreement shall not inure to the benefit of or be enforceable by creditors, contractors or other third parties.

9.9. Severability. If any provision of this Agreement or the application thereof to any party or circumstance shall be determined by any court of competent jurisdiction to be invalid and unenforceable to any extent, the remainder of this Agreement or the application of such provision to such person or circumstance, other than those as to which it so determined invalid or unenforceable, shall not be affected thereby, and each provision thereof shall be valid and shall be enforced to the fullest extent permitted by law.

9.10. Gender. All references in this Agreement to any gender shall be deemed and construed to include any other gender and legal entity, and words in the singular shall be deemed and construed to include the plural, and vice versa, unless the context otherwise requires.

9.11. Applicable Law. This Agreement shall be construed and enforced in accordance with the laws of the State of Delaware.

9.12. Counterparts. This Agreement may be executed in several counterparts, each of which shall constitute the same instrument.

9.13. Additional and Successor Partners. All references in this Agreement to the General Partner and the Limited Partners shall mean the General Partner and the Limited Partners who are parties hereto and all additional and successor General Partners and Limited Partners admitted to the Partnership in accordance with this Agreement.

9.14. Headings. The headings in this Agreement are solely for convenience of reference and shall not affect its interpretation.

IN WITNESS WHEREOF, the parties have caused this Agreement of Limited Partnership to be executed on the 5th day of November, 1999, to be effective as of that day.

GENERAL PARTNER:

KMC Partners, LLC

By:	/s/ Kenneth D. Cole
KENNETH D. COLE, Managing Member

LIMITED PARTNER

/s/ Kenneth D. Cole
KENNETH D. COLE

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